Dechert LLP 1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax Adam Teufel Partner adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 13, 2025

VIA EDGAR CORRESPONDENCE

Jeff Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	ALPS ETF Trust (the “Registrant” or “Trust”) File Nos. 333-148826, 811-22175

Dear Mr. Long:

We are writing in response to comments you provided telephonically on behalf of the Securities and Exchange Commission (the “SEC”) staff (the “Staff”) to Brittany Weise, Kyle Whiteman and me on June 26, 2025 with respect to the Annual Report for the Alerian MLP ETF (the “Fund”) for the period ended November 30, 2024, filed on Form N-CSR on February 7, 2025 (the “Annual Report”). On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report or the Registrant’s Registration Statement, as applicable.

A portion of this version of the Registrant’s responses has been omitted. Confidential treatment has been requested with respect to the omitted portion pursuant to a separate letter dated November 13, 2025. Omitted information has been noted in this version of the Registrant’s response with a placeholder identified by the mark “[***]”.

Comment 1:	The Staff notes that the fee table in the Fund’s currently effective prospectus dated March 31, 2025 includes an amount of 0.00% for the Fund’s Income Tax Expense line item, whereas in the Fund’s prospectus dated March 31, 2022 (and for prior years), the Fund disclosed a positive amount of Income Tax Expense within the fee table. The Staff notes that Form N-1A, Item 3, Instruction 3(c) provides, in part, that “‘Other Expenses’ include all expenses not otherwise disclosed in the table that are deducted from the Fund’s assets or charged to all shareholder accounts.” Please explain why any Income Tax Expense amounts are not currently included in the fee table in the Fund’s currently effective prospectus, but are discussed in an associated footnote. Please also confirm whether the Fund’s Total Annual Fund Operating Expenses, including the Fund’s Income Tax Expense, is consistently disclosed across the Fund’s prospectus, the Fund’s website and in the Fund’s fact sheet.

November 13, 2025 Page 2

Response:	[***]

Comment 2:	The Staff noted that the Fund discloses a Fund yield percentage on the Fund’s website and in the Fund’s fact sheet. To the extent the disclosed Fund yield percentage includes any return of capital, please change the term used from “yield” to “distribution rate” and otherwise specify that the percentage disclosed includes return of capital amounts.

Response:	Comment accepted. In the future, in instances where the Fund discloses a Fund yield percentage on the Fund’s website and in the Fund’s fact sheet that includes any return of capital, the Registrant will use the term “distribution rate” and otherwise specify that the percentage disclosed includes return of capital amounts.

Comment 3:	The Management’s Discussion of Fund Performance section of the Fund’s Annual Report provides the following: “The Alerian MLP ETF delivered a total return of 25.74% for the twelve-month period ended November 30, 2024. This compares to the Alerian MLP Infrastructure Index (the “Underlying Index”), which increased 22.40% on a price-return basis and 31.89% on a total-return basis.” Please explain why the Registrant believes it is appropriate to compare the Fund’s performance to the index’s return on a price-return basis.

Response:	The Registrant notes that the referenced disclosure compares the total return performance of the Fund to the Underlying Index’s total return and price return performance. The Registrant notes that Item 27A(d)(1) of Form N-1A does not specify the nature of any index comparisons included in the information used to summarize the key factors that materially affected the Fund’s performance during the reporting period, unlike Item 27A(d)(2) which speaks to the presentation of Fund and Underlying Index performance on a total return basis in the line graph and table. The Registrant believes that comparing the performance of the Fund to the Fund’s Underlying Index on both a total-return basis and a price-return basis, side-by-side with equal prominence, provides information that Fund shareholders may find useful and in a manner not inconsistent with Form N-1A.

November 13, 2025 Page 3

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Brendan Hamill, ALPS Fund Services, Inc. Brittany Weise, ALPS Fund Services, Inc.